Northrop Grumman Corporation 1840 Century Park East Los Angeles, California 90067-2199
April 6, 2010
VIA EDGAR
Ms. Linda Cvrkel, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
Re:	Northrop Grumman Corporation Form 10-K for the year ended December 31, 2009 Filed February 9, 2010 File No. 1-16411
Dear Ms. Cvrkel:
This letter is in reference to your letter dated March 26, 2010 containing comments of the staff of the Division of Corporation Finance on the Form 10-K of Northrop Grumman Corporation (the “Company”) described above.
Pursuant to my telephone call on April 5 with Joe Foti of your office, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Mr. Foti, the Company anticipates responding to the comments contained in the March 26 letter on or before May 7, 2010.
If you have any questions, please call me at (310) 201-3452.

Sincerely,
/s/ Ann M. Coons
Ann M. Coons
Senior Counsel

cc:	Wesley G. Bush Kenneth Heintz